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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   Hyseq, Inc.

               (Exact Name of Registrant as Specified in Charter)

                  Nevada                                 36-3855489
         (State or Other Jurisdiction          (IRS Employer Identification No.)
               of Incorporation)

                     670 Almanor Avenue, Sunnyvale, CA 94086
           (Address of Principal Executive Offices including Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this Form relates:
 .................... (if applicable)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


         Title of each class                          Name of each exchange
         to be so registered                           on which registered

                  None                                   Not applicable


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

        Rights to purchase Series B Junior Participating Preferred Stock
                                (Title of class)


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INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Board of Directors of Hyseq, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock") to stockholders of record at the close of business on June 15, 1998 (the "Record Date"). The Rights were issued pursuant to a Rights Agreement dated June 5, 1998 (the "Rights Agreement").

         Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.001 per share, of the Company (the "Preferred Shares") at a price of $175.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

         Until the earlier to occur of (i) 10 business days following a public announcement that an "Acquiring Person" (as defined below) has acquired beneficial ownership of 15% (27.5% in the case of an "Approved Stockholder" (as defined below)) or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in a person or entity becoming the beneficial owner of 15% (27.5% in the case of an Approved Stockholder) or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock outstanding as of the Record Date, by such Common Share certificate. The term "Acquiring Person" is defined as any person or group of affiliated or associated persons (other than the Company and its subsidiaries and employee benefit plans of the Company and its subsidiaries) who has acquired beneficial ownership of 15% (27.5% in the case of an Approved Stockholder) or more of the outstanding Common Shares. The term "Approved Stockholder" means any stockholder who is approved by a majority of the directors who are not employees of the Company or representatives of an Acquiring Person or an Approved Stockholder ("Outside Directors") and who, to the extent deemed desirable and in a form approved by a majority of the Outside Directors, enters into a standstill agreement with the Company, such person being an Approved Stockholder so long as such person owns less than 27.5% of the outstanding Common Shares.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such



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notation or a summary description of the Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on June 5, 2008, unless earlier redeemed or exchanged by the Company as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, and (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

         No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share) will be issued, and in lieu thereof, a payment in cash will be made based on the current market value of the Preferred Shares.

         In the event that there is an Acquiring Person, and the Company is involved in a merger or other business combination transaction wherein the Company is not the surviving entity, or 50% or more of the Company's consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the other party to the transaction which, at the time of such transaction, have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger and the Common Shares were not changed or exchanged, or in the event that any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive



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upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         The Company may, at its option, at any time prior to the close business on the tenth (10th) day following the day a person becomes an Acquiring Person redeem all but not less than all of the then-outstanding Rights at a redemption price of $.001 per Right, appropriately adjusted to reflect any stock split, stock dividend, recapitalization, or similar transaction occurring after the date hereof ("Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to acquire the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, in exchange for one share of Common Stock per Right (subject to adjustment).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         While the Rights are redeemable, the Company may supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of Rights or Common Shares. When the Rights are no longer redeemable, the Company may supplement or amend the Rights Agreement without the approval of any holders of Right Certificates; provided, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) and no such supplement or amendment may cause the Rights again to become redeemable. Any supplement or amendment to this Rights Agreement shall require the affirmative vote of a majority of the Outside Directors, and any extension of the Final Expiration Date shall require the affirmative vote of three-quarters of the Outside Directors.

         A copy of the Rights Agreement (which includes as Exhibit A the Certificate of Designations for the Preferred Shares, as Exhibit B the form of Rights Certificates, and as Exhibit C the Summary of Rights to Purchase Common Stock) and the form of press release announcing the events described herein are included in the Company's current report on form 8-K filed on July 31, 1998. A copy of the Rights Agreement and the Summary of Rights will be available free of charge from the Company to stockholders submitting written requests therefor to 670 Almanor Avenue, Sunnyvale, CA 94086,



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Attention: Secretary. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights
Agreement and the exhibits thereto, which are incorporated herein by reference.

ITEM 2.         EXHIBITS.

Exhibit                                  Description
1                     Rights Agreement, dated as of June 5, 1998, between Hyseq,
                      Inc. and U.S. Stock Transfer Corporation (which includes
                      as Exhibit A the Certificate of Designations for the
                      Preferred Stock, as Exhibit B the Form of Rights
                      Certificate, and as Exhibit C the Summary of Rights to
                      Purchase Preferred Shares) incorporated herein by
                      reference to the Company's Current Report on Form 8-K
                      dated July 31, 1998.



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SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            By:   /s/ Christopher R. Wolf
                                                  ______________________________
                                                  Christopher R. Wolf
                                                  Executive Vice President and
                                                  Chief Financial Officer

Dated:   July 31, 1998



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